U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

PE 8-1-02

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of **August 2002**

DOMAN INDUSTRIES LIMITED

(Exact Name of Registrant as specified in its charter)

**3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada, V9L 2P9
(250) 748-3711**

(Address and telephone number of Registrant's principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [___] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
_________________).

DOMAN INDUSTRIES LIMITED
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9

Telephone: (250) 748-3711
Facsimile: (250) 748-6045

NEWS RELEASE

DOMAN REPORTS SECOND QUARTER RESULTS

For Immediate Release

July 25, 2002 – Duncan, British Columbia. Rick Doman, President & CEO of Doman Industries Limited, announced today the Company's second quarter results.

Sales

Sales in the second quarter of 2002 were $158.2 million compared to $214.8 million in the second quarter of 2001. Sales in the first six months of 2002 were $290.0 million compared to $434.7 million for the same period in 2001.

Sales in the solid wood segment decreased to $122.8 million in the current quarter from $150.3 million in the same period of 2001 as a result of lower sales volumes for both lumber and logs. For the six months year to date, sales in the solid wood segment were $225.5 million compared to $275.5 million for the same period in 2001. Pulp sales in the second quarter of 2002 decreased to $35.4 million from $64.5 million in the same period of 2001 as a result of lower sales volumes and prices for both NBSK and dissolving sulphite pulp. For the six months year to date, pulp sales were $64.5 million compared to $159.2 million for the same period in 2001.

EBITDA

EBITDA in the second quarter of 2002 was $22.9 million compared to $(3.4) million in the immediately proceeding quarter and $10.9 million in the second quarter of 2001. EBITDA for the solid wood segment in the second quarter of 2002 was $32.7 million compared to $7.2 million in the first quarter of 2002 and $20.4 million in the second quarter of 2001. EBITDA for the second quarter of 2002 included a recovery of $13.7 million representing the reversal of accruals for countervailing and antidumping duties booked in 2001 and the first quarter of 2002 which were not required following a ruling by the U.S. International Trade Commission in May. However, as a result of that ruling, cash payments are required for shipments of softwood lumber into the U.S. after May 22 and for the period May 22 to June 30, the Company accrued and recorded $4.2 million as a reduction to net sales. As a result of the softwood lumber trade dispute and to manage inventory and working capital levels, the Company continued to take extensive downtime in its sawmill and logging operations. The average lumber price was $530 per mfbm in the second quarter compared to $519 per mfbm in the previous quarter and $503 per mfbm in the second quarter of 2001.

EBITDA for the pulp segment in the second quarter of 2002 was \$(7.0) million compared to \$(8.9) million in the immediately proceeding quarter and \$(8.2) million in the second quarter of 2001. Both pulp mills took extensive market related shutdown in the second quarter, although less than in the first quarter, as a result of improving NBSK prices. Our Squamish mill produced 33,143 ADMT in the second quarter of 2002 compared to 28,343 in the first quarter, while our Port Alice dissolving sulphite pulp mill produced 15,089 ADMT in the second quarter of 2002 compared to 11,418 ADMT in the immediately proceeding quarter.

Cash flow from operations in the second quarter of 2002, before changes in non-cash working capital, was \$(2.4) million compared to \$(14.2) million in the second quarter of 2001. As a result, in part, of the payment in April of the semi-annual interest payment on the Company's 8.75% US \$388 million senior unsecured notes initially due on March 15, non-cash working capital increased by \$13.3 million in the second quarter of 2002. This compares to a reduction in working capital in the second quarter of 2001 which generated \$18.5 million. As a result, cash provided by operating activities in the second quarter of 2002 was \$(15.7) million compared to \$4.3 million in the second quarter of 2001. After financing and investing activities, the Company's cash balance at the end of the second quarter of 2002 was \$46.0 million.

Earnings

In the second quarter of 2002, the Company reported a net profit of \$36.0 million or \$0.82 per share compared to a net profit of \$5.3 million or \$0.10 per share in the second quarter of 2001. Earnings were impacted very significantly in the second quarter of 2002 by a new accounting standard recommended by the Canadian Institute of Chartered Accountants, requiring that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred rather than being amortized to earnings over the remaining life of the debt. As the Canadian dollar strengthened between March 31and June 30, the new accounting standard resulted in an exchange gain of \$52.5 million, which was credited to interest expense. 2001 amounts for interest expense have been restated to reflect the adoption of the new accounting standard that is more fully explained in the accompanying notes to the financial statements. For the six months year to date, the net loss was \$3.4 million or \$0.13 per share compared to a net loss of \$39.9 million or \$0.99 per share for the same period in 2001.

Markets and Operation Review

Lumber prices in the U.S. as measured by SPF 2 x 4 lumber, averaged approximately US \$263 per mfbm in the second quarter of 2002 compared to US\$296 per mfbm in the same period of 2001 and US\$268 per mfbm in the first quarter of 2002. Although lumber prices have come off from the highs reached in the first quarter, U.S. housing starts have remained strong with June starts at a seasonally adjusted annual rate of 1,672,000. Concern, however, exists as a result of the on-going softwood lumber dispute and the impact of countervail and antidumping duties, as well as the economic uncertainty arising out of the recent volatility in U.S. and international financial markets. Lumber prices in Japan remained weak during the second quarter reflecting continuing poor economic conditions. Recent strengthening of the yen may provide some economic relief. The Company is participating in discussions with the British Columbia provincial government on forest policy reforms aimed at making the coastal forest industry more competitive. However, the timing as well as the nature and impact of such changes on the Company cannot be measured or predicted with certainty at this time.

NBSK pulp markets improved in the second quarter with list prices to Europe increasing from US$440 per ADMT in March to US$480 per ADMT in June, with a further increase to US$500 per ADMT announced effective July 1, 2002. Norscan producers' pulp inventories have declined from 1.7 million tonnes at the end of March 2002 to 1.3 million tonnes at June 30, 2002. If pulp markets continue to strengthen, the Company expects that the Squamish pulp mill will operate for the second half of the year without the need for further market downtime. Strengthening kraft markets will have a positive effect on the dissolving pulp market. However, some further production curtailments will be necessary at our Port Alice pulp mill in order to keep inventories in line with customer orders.

As a result of the negative impacts of the softwood lumber dispute on its solid wood business and its high debt levels, the Company is continuing to conduct a strategic review of alternatives including, among other things, asset divestitures and restructuring of its indebtedness.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such statements include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein.

- 30 -

ON BEHALF OF DOMAN INDUSTRIES LIMITED

J.H. Doman
President & CEO

For further information contact: P.G. Hosier (604) 665-6231

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(in thousands of dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30,	
	2002	2001 Restated	2002	2001 Restated
Sales	$158,229	$214,823	$289,967	$434,685
Costs and Expenses				
Cost of goods sold before amortization	129,436	199,400	259,927	401,583
Selling and administration	5,871	4,546	10,522	8,759
	135,307	203,946	270,449	410,342
EBITDA	22,922	10,877	19,518	24,343
Amortization of capital assets	12,317	19,383	19,343	38,553
EBIT	10,605	(8,506)	175	(14,210)
Interest Expense:				
Cash interest	24,023	23,680	49,841	47,851
Exchange (gains) and losses on long-term debt and amortization of debt issue costs	(51,249)	(40,470)	(48,939)	16,407
	(27,226)	(16,790)	902	64,258
Operating profit (loss)	37,831	8,284	(727)	(78,468)
Other income (expense)	(959)	(308)	(1,038)	16,841
Profit (loss) before income taxes	36,872	7,976	(1,765)	(61,627)
Income tax (expense) recovery	(891)	(2,700)	(1,643)	21,764
Net profit (loss)	35,981	5,276	(3,408)	(39,863)
Provision for dividends on preferred shares	(1,109)	(1,132)	(2,187)	(2,251)
Net profit (loss) attributable to common and non-voting shares	$ 34,872	$ 4,144	$ (5,595)	$(42,114)
Basic profit (loss) per share	$ 0.82	$ 0.10	$ (0.13)	$ (0.99)
Diluted profit (loss) per share	$ 0.82	$ 0.10	$ (0.13)	$ (0.99)
Average number of common and non-voting shares outstanding (000's)	42,481	42,481	42,481	42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(in thousands of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001 Restated	2002	2001 Restated
Operating Activities				
Net profit (loss)	$ 35,981	$ 5,276	$ (3,408)	$(39,863)
Add (deduct) items not involving cash:				
Amortization of capital assets	12,317	19,383	19,343	38,553
Amortization of deferred charges	1,245	1,458	2,613	2,877
Foreign currency translation loss on bond buy-back	-	-	-	4,110
Foreign currency translation (gain) loss	(52,493)	(41,929)	(51,551)	9,419
Future income taxes	-	2,022	-	(23,120)
Gain on bond buy-back	-	-	-	(18,294)
Other items	596	(409)	186	47
Working capital used in operations	(2,354)	(14,199)	(32,817)	(26,271)
Net change in non-cash working capital items	(13,310)	18,474	37,087	55,555
Funds provided by operating activities	(15,664)	4,275	4,270	29,284
Financing Activities				
Senior note buy-back	–	–	-	(23,431)
Financing cost	41	(1,164)	(1,058)	(1,393)
Decrease in bank indebtedness	–	–	(1,309)	–
Funds provided by (used in) financing activities	41	(1,164)	(2,367)	(24,824)
Investing Activities				
Additions to capital assets	(5,939)	(14,371)	(9,830)	(24,428)
Disposals of capital assets	5,212	843	6,574	1,025
Other	1,247	(689)	1,069	(922)
Funds (used in) provided by investing activities	520	(14,217)	(2,187)	(24,325)
Decrease in cash	(15,103)	(11,106)	(284)	(19,865)
Cash, beginning of period	61,095	64,236	46,276	72,995
Cash, end of period	$ 45,992	$ 53,130	$ 45,992	$ 53,130

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

	June 30, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current Assets		
Cash	$ 45,992	$ 46,276
Accounts receivable	69,028	68,432
Inventories	196,600	227,264
Prepaid expenses	15,084	9,101
	326,704	351,073
Investments	7,375	8,489
Capital assets, net	550,833	576,881
Other assets	36,533	38,089
	$ 921,445	$ 974,532
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	$ -	$ 1,309
Accounts payable and accrued liabilities	130,605	117,603
	130,605	118,912
Long-term debt	1,020,403	1,071,954
Other liabilities	25,261	24,530
Future income taxes	-	-
Shareholders' Equity		
Share capital		
Preferred shares	64,076	64,076
Common and non-voting shares	242,942	242,942
	307,018	307,018
Deficit	(561,842)	(547,882)
	(254,824)	(240,864)
	$ 921,445	$ 974,532

DOMAN INDUSTRIES LIMITED
SUPPLEMENTAL INFORMATION
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	**2001**	**2002**	**2001**
Sales ($ Millions)				
Lumber	$ 92.0	$ 104.0	$ 178.3	$ 199.2
Logs	26.2	40.8	37.3	64.9
By-Products	4.6	5.5	9.9	11.4
Solid Wood Segment	122.8	150.3	225.5	275.5
Pulp Segment	35.4	64.5	64.5	159.2
Total Sales to external customers	$ 158.2	$ 214.8	$ 290.0	$ 434.7
Intersegment Sales accounted for at market prices	7.8	19.0	16.0	40.5
Sales Volumes				
Lumber (MMFBM)	150	207	317	380
Logs (km^3)	186	280	263	433
Pulp - NBSK (ADMT)	43,390	56,357	67,650	124,672
Pulp - Sulphite (ADMT)	12,725	32,221	28,745	73,003
Production Volumes				
Lumber (MMFBM)	137	144	265	287
Logs (km^3)	840	947	1,257	1,725
Pulp - NBSK (ADMT)	33,143	47,562	61,486	115,662
Pulp - Sulphite (ADMT)	15,089	40,423	26,507	77,474
Average Prices				
Lumber (per MFBM)	$ 530	$ 503	$ 524	$ 524
Logs (per m^3)	141	146	142	150
Pulp (per ADMT)	630	753	669	801
EBITDA ($ Millions)				
Solid Wood Segment	$ 32.7	$ 20.4	$ 39.9	$ 27.3
Pulp Segment	(7.0)	(8.2)	(15.9)	(0.5)
General Corporate	(2.8)	(1.3)	(4.5)	(2.5)
Total	$ 22.9	$ 10.9	$ 19.5	$ 24.3
Amortization ($ Millions)				
Solid Wood Segment	$ 10.4	$ 11.7	$ 15.8	$ 21.9
Pulp Segment	1.9	7.7	3.5	16.6
Total	$ 12.3	$ 19.4	$ 19.3	$ 38.5
Segmented Operating Earnings (Loss) ($ Millions)				
Solid Wood Segment	$ 22.3	$ 8.7	$ 24.1	$ 5.4
Pulp Segment	(8.9)	(15.9)	(19.4)	(17.1)
Total	$ 13.4	$ (7.2)	$ 4.7	$ (11.7)

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2002 and 2001

1. Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. The Company recorded a net loss of $3,408,000 in the first six months of 2002 and net losses of $412,854,000 and $39,750,000 for the full years 2001 and 2000 and has a cumulative deficit and shareholders' deficiency of $561,842,000 and $254,824,000, respectively, at June 30, 2002. During the fourth quarter of 2001, the Company recorded a $291,737,000 restructuring charge to write-down its capital assets to their estimated net recoverable amounts and to provide for sawmilling restructuring costs.

The ability of the Company to continue as a going concern and realize the carrying value of its assets is dependent on the Company's ability to reduce its long-term debt and related interest costs through asset sales and long-term debt restructuring programs, on improvements in pulp and lumber prices and demand and on settlement of the softwood lumber dispute with the U.S. on reasonable terms. The outcome of these matters cannot be predicted with any certainty at this time.

These financial statements do not reflect any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of operations.

2. Restatement of 2001 for Adoption of Revised CICA Handbook Section 1650

The company adopted the Canadian Institute of Chartered Accountants new standard for foreign currency translation of long-term debt in the fourth quarter of 2001 and restated prior quarter and prior year results to give effect to the new standard. The new standard requires that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred whereas the previous standard required that unrealized foreign exchange gains or losses on long-term debt be amortized to earnings over the remaining life of the long-term debt. Prior quarter numbers included in this press release have been restated to reflect this new accounting standard. The effect of adopting the new standard on the prior year's financial statements is as follows:

	$000	
	Three Months Ended June 30, 2001	**Six Months Ended June 30, 2001**
Net income (loss) as previously reported	$ (25,535)	$ (41,848)
(Increase) decrease in interest expense	47,858	(1,027)
Increase in other income	-	4,110
(Increase) in income tax expense	(17,047)	(1,098)
Net income (loss) as adjusted	$ 5,276	$ (39,863)

3. Significant Accounting Policies

These unaudited interim consolidated financial statements include the accounts of Doman Industries Limited and its subsidiaries (collectively referred to as the "Company"). These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2001, except as disclosed in Note 4.

4. Change in Accounting Policies

(a) Stock-Based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of Stock-based Compensation and Other Stock-based Payments. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award and treated as compensation expense in the period in which the award is granted. The Company is already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31, 2001. There have been no stock-based compensation awards since that time.

(b) Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

As a result of the new standard, the Company has written off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings which has been restated as shown below:

	$000
Deficit at January 1, 2002 prior to restatement	$ 547,882
Adjustment to deficit for change in accounting standard	10,552
Deficit at January 1, 2002 after restatement	558,434
Net loss for six months ended June 30, 2002	3,408
Deficit at June 30, 2002	$ 561,842

5. Credit Facility

In March 2002, the Company established a new three-year revolving credit facility secured by receivables and inventory. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory but cannot exceed $65 million. At June 30, 2002 the full amount of the facility was available.

6. Contingent Liability

On March 21, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of a Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

On May 16, 2002, the U.S. International Trade Commission ("ITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, cash deposits will be required for shipments at the rates determined by the USDOC effective from a Final Order date of May 22, 2002. All prior bonds or cash deposits posted prior to May 22, 2002 will be refunded.

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S., cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

The Company has accrued $4,642,000 for the period from May 22, 2002 to June 30, 2002 representing the combined final countervailing and antidumping duties of 27.22%.

The Company had accrued $6,627,000 for the period from August 17, 2001 to December 15, 2001 representing the final USDOC countervailing duty rate of 19.34%, and $7,119,000 for the period from November 6, 2001 to May 6, 2002 representing the final USDOC anti-dumping duty rate of 8.43%. During the three months ended June 30, 2002, the Company reversed $13,746,000 representing the balance of the combined accrual. The reversal has been recorded as a credit to sales. Of the reversal in the second quarter, $12,390,000 related to fiscal 2001 sales and $1,356,000 to 2002 sales. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. Trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Not withstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **DOMAN INDUSTRIES LIMITED**

By P. G. Hosier

PHILIP G. HOSIER, SECRETARY

Date August 7, 2002